UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                February 19, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

FORMAL NOTICE

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 31 January 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no. 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 2 billion in the period from 31 January 2008 to 6 August 2008.

Since the announcement on 11 February 2008, the following transactions have been made under the programme:

                                        NUMBER OF SHARES   AVERAGE PURCHASE PRICE    TRANSACTION VALUE, DKK
ACCUMULATED, LAST ANNOUNCEMENT                   472,907                                        147,638,368
11 Feb 2008                                       50,000                 324.4500                16,222,500
12 Feb 2008                                       50,000                 328.6000                16,430,000
13 Feb 2008                                       50,000                 327.9029                16,395,145
14 Feb 2008                                       50,000                 331.7300                16,586,500
15 Feb 2008                                       50,000                 331.4947                16,574,735
ACCUMULATED, 2008                                722,907                                        229,847,248

Transactions related to Novo Nordisk's incentive programmes have resulted in a sale by Novo Nordisk of 232,445 B shares since last announcement. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 25,692,260 treasury shares, corresponding to 4.0% of the share capital. The total amount of shares in the company is 646,960,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,000 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                                  Investors:

Outside North America:                  Outside North America:
Elin K Hansen                           Mads Veggerby Lausten
Tel: (+45) 4442 3450                    Tel: (+45) 4443 7919
ekh@novonordisk.com                     mlau@novonordisk.com

                                        Hans Rommer
                                        Tel: (+45) 4442 4765
                                        hrmm@novonordisk.com

In North America:                       In North America:
Sean Clements                           Christian Qvist Frandsen
Tel: (+1) 609 514 8316                  Tel: (+1) 609 919 7937
secl@novonordisk.com                    cqfr@novonordisk.com

Stock Exchange Announcement no 10 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 19, 2008                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer